Mail Stop 4561

October 1, 2009

Isaac Perlmutter
Chief Executive Officer
Marvel Entertainment, Inc.
417 Fifth Avenue
New York, NY 10016

**Re: Marvel Entertainment, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 001-13638**

Dear Mr. Perlmutter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief